UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                              (Amendment No.___)

                              RATEXCHANGE, CORPORATION
                              ------------------------
                                  (Name of Issuer)

                          Common Stock, $.0001 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                   754091-10-6
                                  -------------
                                  (CUSIP Number)


                              Michael G. Zybala, Esq.
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                   ------------------------------------------------
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                 December 18, 2001
                ------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 754091-10-6              Schedule 13D                 Page 2 of 7
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                             (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds
     PF
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     United States
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Number of                                 7.   Sole Voting Power
Shares                                         1,626,232
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           0
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           1,626,232
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,626,232 Shares of Common Stock
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     8.19%
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14.  Type of Reporting Person

     IN
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                                                                  Page 3 of 7
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                            SCHEDULE 13D

Item 1.   Security and Issuer.
          -------------------

          This Schedule 13D relates to the Common Stock, $.0001 par value per share, of the Issuer, RateXchange Corporation, a Delaware corporation. The address of the principal executive office of the Issuer is 100 Pine Street, Suite 500, San Francisco, CA 94111.

Item 2.   Identity and Background.
          -----------------------

          (a)  John V. Winfield

          (b) The business address of Mr. Winfield is 820 Moraga Drive, Los Angeles, CA 90049.

          (c) The principal occupation of Mr. Winfield is Chairman of the Board, President and Chief Executive Officer of the InterGroup Corporation, a Delaware corporation, which has its principal place of business at 820 Moraga Drive, Los Angeles, CA 90049.

          (d) John V. Winfield has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (c) During the last five years John V. Winfield has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f)  Mr. Winfield is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Subscription Agreement, dated November 18, 2001, Mr. Winfield acquired a convertible promissory note from Issuer for a purchase price of $250,000. The note is convertible into 675,676 shares of Common Stock at a rate of $.37 per share and provides for quarterly interest payments based on an annual rate of 12%. As part of that transaction Mr. Winfield also acquired warrants to purchase an additional 62,500 shares of Common Stock at an exercise price of $.37 per share. Pursuant to the Agreement, the Issuer has the obligation to file with the Securities and Exchange Commission, within 180 days, a registration statement on Form S-1 under the Securities Act of 1933, as amended, covering the resale of the shares of Common Stock which may be acquired through conversion or exercise of warrants.

          On December 18, 2001, Mr. Winfield acquired another convertible promissory note from Issuer for a purchase price of $250,000. That note is convertible into 609,756 shares of Common Stock at a rate of $.41 per share and provides for quarterly interest payments based on an annual rate of 12%. As part of that transaction Mr. Winfield also acquired warrants to purchase an additional 187,500 shares of Common Stock at an exercise price of $.41 per share. The Issuer has the obligation to file with the Securities and Exchange Commission, within 180 days, a registration statement on Form S-1 under the Securities Act of 1933, as amended, covering the resale of the shares of Common Stock which may be acquired through conversion or exercise of warrants.

           Mr. Winfield used $500,000 of personal funds as the source of funds to purchase the convertible promissory notes and warrants referred to herein. Mr. Winfield presently believes that he would use personal funds to purchase any Common Stock upon exercise of the warrants. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities purchased.


Item 4.   Purposes of Transactions.
          ------------------------

          John V. Winfield acquired the convertible notes and warrants for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, Mr. Winfield may dispose of or acquire additional securities of the Issuer. Except as described herein, Mr. Winfield does not have any present plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the business of Issuer or corporate structure;

          (g) Changes in the charter, bylaws of the Issuer or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

          (j)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of December 18, 2001, Mr. Winfield may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act: (i) 90,800 shares of the Common Stock; (ii) 1,285,432 shares of the Common
Stock which may be acquired through conversion rights; and (iii) and 250,000 shares which may be acquired through the exercise of warrants. Those shares represent approximately 8.19% of the outstanding Common Stock based on the Issuer's representations that it had 18,328,174 shares of Common Stock outstanding immediately prior to December 18, 2001 and taking into consideration the exercise of his conversion rights and warrants.

          (b) John V. Winfield has sole voting power and disposition power with respect to the Common stock and Warrants owned by him.

          (c) Other than the purchase of the convertible promissory notes described in Item 3 above, information with respect to transactions effected in the Common Stock within the past sixty (60) days prior to December 18, 2001 is set forth below:


                                Number of    Price per
Name                Date         Shares        Share           Nature
----               --------     ---------    ---------         ------
John V. Winfield   11/05/01      15,000       $.4039     Open Market Purchase
John V. Winfield   11/06/01      22,500       $.4015     Open Market Purchase
John V. Winfield   11/27/01      20,800       $.4155     Open Market Purchase
John V. Winfield   11/30/01      32,500       $.4776     Open Market Purchase

          (d) No person other than John V. Winfield has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

          (e) Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John V. Winfield and any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies. There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          There is no material to be filed as exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2001



                                   By: /s/ John V. Winfield
                                       --------------------
                                       John V. Winfield

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